UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated March 11, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Rama Sheffer
Rama Sheffer
Director of Finance

Dated: March 11, 2013

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”)  of BluePhoenix Solutions Ltd. (the “Company”) will be held on April 11, 2013 at 14:00, at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Special General Meeting is for the following purposes:

(1)	To elect Ms. Carla Corkern as an outside director of the Company;

(2)	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Companies Law, 1999; and

(3)	To approve a (a) cash compensation; and (b) grant of restricted share units to Mr. Mel Keating, the Chairman of the Board of Directors of the Company.

Shareholders of record at the close of business on March 13, 2013 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

March 11, 2013	By Order of the Board of Directors, Melvin L. Keating Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.04 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Special General Meeting will be held on April 11, 2013 at 14:00, at the offices of the Company, 8 Maskit St., Herzlia, Israel.

It is proposed that at the Special General Meeting: (i) Ms. Carla Corkern be elected as an outside director for a three-year term; (ii) a compensation policy for the Company's directors and officers, as required under the Companies Law, 1999, be approved; and (iii) a revised compensation package to Mr. Mel Keating, the Chairman of the Company's Board of Directors, be approved.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 13, 2013 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about March 18, 2013, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, facsimile, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on December 31, 2012, 10,629,253 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of  December 31, 2012,  the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)
Prescott Group Capital Management, LLC (2)	2,497,188	(3)	23.5	%(3)
Columbia Pacific Opportunity Fund, LP(4)	3,860,160		36.3%
Lake Union Capital Management, LLC(5)	1,978,329		18.6%
All directors and officers as a group (10 persons)(6)	269,676		2.5%
____________
(1)
Percentages in the above table are based on 10,629,253 ordinary shares outstanding as of December 31, 2012 and do not include 211,898 ordinary shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company any voting rights.

(2)
The address of Prescott Group Capital Management LLC is 1924 S. Utica Ave., Suite 1120, Tulsa, Oklahoma 74104. Based on Amendment No. 5 to Schedule 13D filed on September 12, 2012, by Prescott Group Capital Management, L.L.C., referred to as Prescott Capital, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 2,497,188 ordinary shares. Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Phil Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 2,497,188 ordinary shares held by the Small Cap Funds. Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the ordinary shares held by the Small Cap Funds, except to the extent of their pecuniary interest therein. By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the 2,497,188 ordinary shares owned by the Small Cap Funds.

(3)
Number of ordinary shares beneficially owned prior to the offering and offered hereby includes 102,343 ordinary shares underlying currently exercisable warrants beneficially owned by Prescott Group Capital Management LLC.

(4)
The address of Columbia Pacific Opportunity Fund, LP is c/o Columbia Pacific Advisors, LLC, 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102. Based on Amendment No. 6 to Schedule 13D filed on December 21, 2012, by Columbia Pacific Advisors, LLC, Columbia Pacific Advisors, LLC has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of the 3,860,160 ordinary shares held in the portfolio of Columbia Pacific Opportunity Fund, LP. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the investment portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of their pecuniary interest therein.

(5)
The address of Lake Union Capital Management LLC is 601 Union Street, Suite 4616, Seattle, WA, 98101. Based on Amendment No. 3 to Schedule 13D filed on September 21, 2012, by Michael Self, Lake Union Capital Fund LP, Lake Union Capital TE Fund, LP and Lake Union Capital Management, LLC, Lake Union Capital Fund LP, referred to as the Partnership, may be deemed to be the beneficial owner of and has shared voting and dispositive power with respect to 1,561,512 ordinary shares. Lake Union Capital TE Fund, LP, referred to as the TE Partnership, has shared voting and dispositive power with respect to 416,817 ordinary shares, Lake Union Capital Management, LLC, referred to as the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by private investment vehicles, including the Partnership and the TE Partnership (collectively, the Funds), for which the Investment Manager serves as investment manager, referred to as the Funds. Michael Self, in his capacity as a managing member of the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by the Funds.

(6)	Includes options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 –APPOINTMENT OF AN OUTSIDE DIRECTOR

Under the Companies Law, the Company is required to appoint at least two outside directors. Two outside directors currently serve on the Board, Mr. Bryne Crynes and Ms. Adi Bershadsky. One of the Company's outside directors, Ms. Adi Bershadsky, expressed her desire to resign from the Board of Directors, upon the appointment of a new outside director as set forth in this proposal, due to Ms. Bershadsky 's interest in dedicating more time to her other activities. Accordingly, the Company is required to appoint a new outside director. The Company proposes that at the Meeting, Ms. Carla Corkern be appointed as an additional outside director of the Company for a three-year term. Following is Ms. Corken's biographical information:

Carla Corkern, age 46, has served as Chief Executive Officer and Chairman of the Board of Talyst, Inc. since 2008. During 2006 and 2007, she served as President of Extended Care at Talyst, Inc. and thereafter, until 2008, she served as Chief Operating Officer. Between 2004 and 2006, Ms. Corkern served as Vice President of Engineering and Chief Operations Officer at Vykor, Inc.  During 2004, Ms. Corkern acted as principal of Cosmochan Consulting. In 2001 and 2002, she served as Vice President and General Manager of Netegrity, and from 1999 to 2001, she served as Vice President, Professional Services and Training at DataChannel Inc. Ms. Corkern was the President and founder of Isogen International, until its sale to DataChannel Inc. in 1999.  Ms. Corkern holds a BS in Technical Communication Finance from Louisiana Tech University.

In addition to the above nominee, the Company has five additional directors, two of which qualify as “outside directors” as mandated by the Companies Law, 1999 (the “Companies Law”). As indicated above, one of the outside directors is expected to resign upon the appointment of the new outside director as proposed herein.

The Company’s Audit Committee and Board of Directors propose to appoint Ms. Carla Corkern as an outside director of the Company for a three-year term commencing on the date of the Meeting.

The Board of Directors has determined that Ms. Carla Corkern qualifies as an “audit committee financial expert” as defined by applicable SEC regulations and therefore qualifies as a financially sophisticated audit committee member under applicable NASDAQ rules.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that Ms. Carla Corkern meets the criteria for having financial and accounting expertise and professional qualifications, both as defined in the Companies Law and the regulations promulgated thereunder.

The Company proposes that at the Special General Meeting, the following resolution be adopted:

“RESOLVED, to appoint Ms. Carla Corkern, as an outside director of the Company for a three-year term commencing on the date of the Meeting, April 11, 2013, and ending on April 10, 2016.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined below) and who are not interested parties other than interests that do not stem from connections with the controlling shareholders; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the total voting rights in the Company.

        A “controlling shareholder” under the Companies Law is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to this proposal, no matter whether you vote for or against this proposal. If you fail to notify us as to whether or not you are a controlling shareholder of the Company (as defined above) or acting on its behalf with respect to this proposal No. 1, your vote will not be counted with respect to proposal No. 1.

The Company’s Board of Directors recommends that the shareholders vote “For” the appointment of Ms. Carla Corkern as an outside director of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 2 – APPROVAL OF COMPENSATION POLICY FOR
THE COMPANY'S DIRECTORS AND OFFICERS

Under Amendment No. 20 to the Companies Law which came into effect in December 2012, referred to herein as Amendment No. 20, the employment terms of officers and directors of public companies, like the Company, as well as private companies who issued debentures to the public, should be determined in accordance with a D&O compensation policy, referred to herein as the Compensation Policy. The Compensation Policy is required to be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee; and (ii) the shareholders of the Company. The Audit Committee may serve in certain circumstances as the Compensation Committee, depending, among others, on its composition and qualifications of its members. All companies subject to Amendment No. 20 are required to adopt a Compensation Policy no later than September 2013, to be based on the guidelines specified in the amendment. In accordance with Amendment No. 20, the Compensation Policy should be reviewed and re-approved every three years.

Amendment No. 20 provides that the Compensation Policy shall be based, among others, on promoting the company’s goals, its business plan and long term policy and creating appropriate incentives for the company’s officers, considering, among others, the company's size, scope of its operations and risk management policy.

On February 25, 2013, the Company's Board of Directors approved, following the recommendation of the Compensation Committee, a Compensation Policy in accordance with the provisions of Amendment No. 20, for a three-year term, in the form attached as Annex A to this proxy Statement. The Compensation Policy is subject to shareholder approval.

The Compensation Policy includes both long term and short term compensation elements. The Compensation Policy shall be reviewed from time to time by the Company’s Compensation Committee and Board of Directors in order to ensure its adequacy and its fitness to the Company's financial position and results of operation.

Pursuant to Amendment No. 20, approval of the Compensation Policy by the shareholders requires a special majority described below.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Compensation Policy for the Company's directors and officers, in the form attached hereto as Annex A, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, be, and the same hereby is, approved.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined under proposal No. 1 above) and who do not have a personal interest  in the Compensation Policy; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the total voting rights in the Company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to this proposal, no matter whether you vote for or against this proposal. If you fail to notify us as to whether or not you are a controlling shareholder of the Company (as defined above) or acting on its behalf with respect to this proposal No. 2, your vote will not be counted with respect to proposal No. 2.

The Company’s Board of Directors recommends that the shareholders vote “For” the approval of the Compensation Policy for the Company's directors and officers. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3 – APPROVAL OF COMPENSATION
THE CHAIRMAN OF THE BOARD OF DIRECTORS

In accordance with the Companies Law, subject to certain exceptions, the payment of compensation to directors of a company, whether in their capacity as directors or otherwise, requires the approval of the Compensation  Committee, the Board of Directors and the shareholders and should be in compliance with the Company's compensation policy as further detailed under proposal No. 2 above.

The general meeting of shareholders previously approved a compensation package for Mr. Mel Keating, the Chairman of the Board of Directors, in the form of monthly grants of Restricted Share Units ("RSU"s) in such amounts and such terms as previously approved in accordance with the Companies Law.

In lieu of the existing compensation arrangement (yet without derogating from any RSU's issued or granted to Mr. Keating prior to the Meeting), the Company's Compensation Committee and the Board of Directors approved, subject to shareholder approval, the following revised compensation package to Mr. Keating to be effective as of the date of this Meeting and for so long as Mr. Keating be serving as Chairman of the Board of Directors, as follows:

(a)
Cash Compensation - an annual total compensation of $20,000 which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut) to be payable in accordance with the Companies Law and any applicable regulations;

(b)
RSU Compensation - 45,000 RSUs, which shall be granted following approval of this proposed resolution and shall vest and become exercisable in equal monthly installments over a 36 month period, beginning on March 1, 2013;

The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter or award agreement.

In the event of a change of control of the Company pursuant to which (i) any shareholder (except for Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund LP) which holds less than 25% of the outstanding share capital of the Company on the date of the  grant shall hold at least 50% of the outstanding share capital of the Company, or (ii) a merger or a sale of 50% or more of the Company's activities shall be effected (each of (i) and (ii) a "Change of Control"), then all outstanding RSU's previously granted to Mr. Keating, for his service as the Chairman of the Board of Directors, shall be automatically vested.

Any Chairman of the Board appointed from time to time, other than Mr. Keating, shall be entitled to the compensation generally payable by the Company to its non-employee directors.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and as of the date hereof, the compensation to Mr. Mel Keating, for so long as Mr. Keating be serving as Chairman of the Board, as approved by the Compensation Committee and Board of Directors, comprising of (i) an annual cash compensation of $20,000 (which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut)); and (ii)  45,000 RSUs vesting over a 36-month period in equal monthly installments,  beginning on March 1, 2013, be, and the same hereby is approved."

"FURTHER RESOLVED that in the event of Change of Control, the automatic vesting of all outstanding RSUs previously granted to the Chairman of the Board, be and hereby is approved."

The above proposed compensation for Mr. Keating is in compliance with the Compensation Policy proposed to be approved under proposal No. 2 above.

Subject to the adoption of the Compensation Policy pursuant to proposal No. 2 above, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

If proposal No. 2 is not approved,  and until the adoption of a Compensation Policy in accordance with the provisions of the Companies Law,  adoption of this proposal No. 3 requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are not “controlling shareholders” (as defined under proposal No. 1 above) and who do not have a personal interest  in this Item 3; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the total voting rights in the Company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to this proposal, no matter whether you vote for or against this proposal. If you fail to notify us as to whether or not you are a controlling shareholder of the Company (as defined above) or acting on its behalf with respect to this proposal No. 3, your vote will not be counted with respect to proposal No. 3, unless proposal No. 2 was approved.

The Company’s Board of Directors (with Mr. Mel Keating abstaining) recommends that the shareholders vote “For” approval of the compensation for Mr. Keating, the Chairman of the Board of the Company. Whereas Mr. Keating has a personal interest in the foregoing proposed resolution, Mr. Keating refrains from making a recommendation with respect to such resolution.

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

By Order of the Board of Directors, Melvin L. Keating Chairman of the Board of Directors

Dated: March 11, 2013

Annex A

BluePhoenix Solutions Ltd.
Form of Compensation Policy

1.	Introduction

1.1.
Pursuant to the provisions of the Companies Law 5759– 1999 (the “Companies Law”), the Board of Directors of the Company approved on February 25, 2013 a compensation policy (the “Compensation Policy”) with regard to the terms of service and employment of officers1 of BluePhoenix Solutions Ltd. (the “Company”), following the recommendation of the Company’s Compensation Committee who discussed and considered the Compensation Policy. The Compensation Policy was approved by the General Meeting of shareholders on ____________.

1.2.	The Compensation Policy shall be subject to all mandatory provisions of any applicable law which apply to the Company and its officers, and to the Company's Articles of Association.

Several main principles and objectives form the basis of the Compensation Policy: (a)  To promote the Company's goals and targets and its long term policy; (b) To create appropriate incentives for the Company’s officers, considering, among others, the Company’s risk management policy; (c) To adapt a compensation package combination that matches the size of the Company and the nature of its activities; and (d) To comply with the provisions of the law by compensating those eligible pursuant to the Compensation Policy, based on their contribution and their efforts to the development of the Company’s business and promotion of its goals, in the short and long term.

1.3.
The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.	The Compensation Policy

2.1.	Parameters for Examining the Compensation Terms

 In general, the compensation terms for officers shall be examined while taking into consideration, inter alia, the following parameters:

2.1.1.	The education, qualifications, expertise, seniority (in the Company in particular, and in the officer's profession in general), professional experience and achievements of the officer;

2.1.2.	The officer’s position, the scope of his responsibility and previous wage agreements that were signed with him;

2.1.3.	The officer’s contribution to the Company’s business, profits and stability;

2.1.4.	The degree of responsibility imposed on the officer;

2.1.5.	The Company’s need to retain officers who have skills, know-how or unique expertise;

1
The term “officer” in this policy will be interpreted in accordance with the definition set out in the Companies Law: "a chief executive officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title and any director and other manager/officer who reports directly to the chief executive officer".

2.1.6.
The Company believes that in light of the Company's global nature and the fact that its employees are employed in various countries worldwide, under different terms of employment, there is a difficulty in taking into consideration while determining the officer's compensation, the relationship between the terms of service and employment of the officer and the wage of the other employees of the Company (including contractor employees employed at the Company, if employed at the time of approval of the compensation), and, in particular, the relationship to the average wage and median wage of such employees. The Company believes that due to its global nature, taking into consideration the abovementioned relationship may harm its ability to recruit and retain its employees in the various countries.

2.2.	Wage Survey

2.2.1.
Prior to approval of a compensation package for an officer, the Company will be entitled to conduct a wage survey that compares and analyses the level of the overall compensation package offered to an officer of the Company with compensation package for officers in similar positions to that of the relevant officer in other companies of the same type as the Company, which operate on the global market.

2.2.2.
In the event that the Company decides to conduct a wage survey, it will be conducted internally or through an external consultant, according to the discretion of the Board of Directors, after receiving a recommendation of the Compensation Committee in this regard.

2.3.	Compensation Terms of Officers

2.3.1.
The Company will do its utmost to approve the compensation terms of new officers prior to the date of commencement of their employment in the Company and not retroactively.

The Company shall be entitled to grant to officers (to all or part of them) a compensation package which may include a base salary, commissions, annual cash bonus and share-based compensation, or any combination thereof.

2.3.2.
Base Salary

The base salary of a new officer in the Company shall be determined based on the parameters specified in Section 2.1 above.

The Compensation Committee and the Board of Directors shall be entitled to update the base salary of the officers of the Company based on the parameters specified in Section 2.1 above. In general, updating the base salary at a rate that exceeds 10% of the base salary prior to such update (without taking into account any linkage differentials) will be deemed a "material change" to the compensation terms of the officer and subject to the approvals required by any applicable law, but, for the avoidance of doubt, shall not be deemed, as for oneself, a deviation from this Compensation Policy.

2.3.3.
Sale Commissions

In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers, sale and other commissions based on a pre-determined gradually commission plan.

2.3.4.
Additional Terms of Compensation Package

The compensation package may include additional standard benefits such as social benefits, car allowance, mobile allowance, reimbursement of expenses, perquisites, reimbursement of expenses, advanced notice for termination of employment, medical insurance etc.

2.3.5.	Sign-on Fee

2.3.5.1.	The Company shall be entitled to grant a sign-on fee to an officer.

2.3.5.2.	The sign-on fee will be deemed part of the overall compensation package for that officer and it will be subject to the existing limitations in this Compensation Policy.

2.3.6.	Insurance, Exculpation and Indemnification

The officers of the Company shall be entitled to benefit from the insurance, exculpation and indemnification arrangements, to be approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law.

2.3.7.	Advance Notice

The advance notice period shall be determined individually with respect to each officer, taking into consideration the parameters set forth in Section 2.1 above.

2.3.8.	Retirement Terms

2.3.8.1.	The retirement terms will be considered pursuant to the parameters set out in Section 2.1 above.

2.3.8.2.
In the event that the terms of service of the officer include retirement grants, those grants shall be examined in light of the period of service or employment of the officer in the Company, the terms of service, the Company’s performance during said period, the contribution of the officer to achieving the Company’s goals and its profitability, and the circumstances of retirement.

2.3.8.3.	In any event, the amount or value of a retirement grant shall not exceed 12 times such officer’s monthly base salary.

2.3.9.	Annual Cash Bonus

2.3.9.1.	Maximum Amount of the Annual Cash Bonus

The compensation package of officers may include an annual cash bonus based on measurable and non-measurable criteria as set forth hereunder (the “Bonus”) and as customary in the industry on which companies having similar characteristics to those of the Company operate.

In the event that officers are eligible for a Bonus, pursuant to the terms of employment, the Bonus shall be subject to the following:

-	The ratio between the Bonus and the Base Salary of each officer (including the CEO and the chairman of the board of directors) shall not exceed 12 times such officer’s monthly base salary.

-	In any event, the amount of all Bonuses paid to the officers of the Company (on an annually basis), on the date of payment thereof, shall not exceed the sum of US$5,000,000 (the “Bonus Ceiling”).

2.3.9.2.
The Bonus will be based mainly (at least 70%) on measurable criteria, and, with respect to its less significant part (up to 30%), at the Board of Directors' and management's discretion based on non-measurable criteria, all as set forth hereunder.

2.3.9.3.	Measurable Criteria for the Bonus, include, among others

•
Financial targets – bonus bases on the Company's profit (EBITDA or other financial component). The Compensation Committee and the Board of Directors may consider adding measurements and other basis of comparison, such as the Company's performance compared to the performances of other companies, High Watermark mechanism, etc.

•	Meeting sales and marketing objectives
•	Compliance with milestones (as relevant for each officer)
•	Productivity indices and growth in the volume of activity
•	Cost savings
•	Implementation and promotion of planned projects
•	Promoting strategic targets
•	Promoting innovation in the Company
•	High ranking on employee evaluation surveys
•	Meeting regulatory and legal targets
•	Success in raising capital
•	Meeting the Company's budget
•	Compliance with corporate governance rules

2.3.9.4.	Non-Measurable Criteria for the Bonus

The Company is entitled to determine, in its sole discretion, that an insignificant component, which does not exceed 30% of the Bonus, will be determined according to non-measurable criteria, as set forth below:

•	The contribution of the officer to the Company’s business, its profitability and stability;
•	The need for the Company to retain an officer with skills, know-how, or unique expertise;
•	The responsibility imposed on the officer;
•	Changes that occurred in the responsibility imposed on the officer during the year;
•	Satisfaction with the officer’s performance (including assessing the degree of involvement of the officer and devotion of efforts in the performance of his duties);
•	Assessing the officer’s ability to work in coordination and cooperation with other employees of the Company;
•	The officer’s contribution to appropriate control environment and ethical environment.

The Compensation Committee and the Board of Directors will consider and approve this component, based, inter alia, on the recommendation and personal assessment given by the official who is in charge of the officer, specifying the relevant reasons underlying the recommendation.

2.3.9.5.	The Board of Directors shall have discretion to reduce the amount of Annual Bonus to officers.

2.3.10.	Special Bonus

In addition to the annual cash bonus, the Company may, from time to time, determine that an officer (including, for the avoidance of doubt, the CEO and Chairman of the Board) shall be paid a special bonus considering the special contribution of such officer to the Company (including bonus in connection with M&A and other similar transactions), and any special circumstances.

2.3.11.	Share-based Compensation

2.3.11.1.
The Company shall be entitled to grant to officers options, Restricted Stock Units or any other share-based compensation ("Share-based Compensation"), pursuant to equity plan as adopted or shall be adopted, from time to time and subject to any applicable law.

2.3.11.2.
The annual value of the Share-based Compensation, at the time of grant, for all of the officers of the Company as a group, shall not exceed US$3,000,000. The annual value of a Share-based Compensation shall be calculated at the time of grant, in accordance with the cost recorded in its respect in the Company's books.

2.3.11.3.
When discussing the grant of a Share-based Compensation to an officer of the Company, the Compensation Committee and the Board of Directors shall consider whether the aforesaid grant is a suitable incentive for increasing the Company's value in the long term, the economic value of the grant, the exercise price and the other terms.

2.3.11.4.
Share-Based Compensation, if granted, shall mature in installments or vesting periods (or depend on meeting milestones) which  shall take into account the appropriate incentive, in light of the Company’s objectives in the years following the approval of the grant.

2.3.11.5.	The exercise price and any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, as required by any applicable law.

2.3.11.6.	In light of the limitations specified in Section 2.3.5.2 above, there will be no maximum limitation for the exercise value of the Share-based compensation at the time of grant.

2.3.12.
Term of Employment Agreements

Employment agreement of an officer will be for a fixed term that does not exceed 3 (three) years. Upon the expiry of an employment agreement, the agreement may be extended subject to the provisions of Section 2.4 below.

2.3.13.
Claw Back

Officers shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid based on false and restated financial statements of the Company.

2.4.	Extension of Existing Agreements with Officers

2.4.1.
Prior to approval of the extension of an employment agreement of an officer, the officer’s existing compensation package shall be reviewed and considered based on the parameters set forth in Section 2.1 above.

2.4.2.
In the event that an extension of an employment agreement with an officer involves a change in his or her employment terms, the Compensation Committee will examine whether: (a) the change is considered a "material change" compared to current employment terms; and whether (b) such change is in compliance with the Company's Compensation Policy, for the purpose of identifying the Company's organs required to approve such change.

2.4.3.	The Compensation Policy shall apply also to the updated compensation package.

2.5.	Compensation of Directors

2.5.1.
The compensation of the Company's directors (including outside directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (“Compensation of Directors Regulations”).

2.5.2.
Subject to applicable law, compensation shall be allowed in amounts higher than what is stated in the Compensation of Directors Regulations if the director is a professional director, an expert director or a director who makes a unique contribution to the Company.

2.5.3.	The Company shall be entitled to pay to its outside directors share-based compensation subject to applicable law.

3.	General

The Compensation Committee and the Board of Directors shall, from time to time, review the Compensation Policy as well as the need to adjust it, based, inter alia, on the considerations and guidelines set forth in this policy. In so doing, they will conduct an examination of changes in the Company’s goals, market conditions, the Company’s profits and revenues in previous periods and in real time, and any other relevant factors.